UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to .

Commission File Number 001-11543

A.                       Full title of the plan and address of the plan:

The Rouse Company Savings Plan

c/o Human Resources and Administrative Services Division

The Rouse Company Building

10275 Little Patuxent Parkway

Columbia, Maryland 21044

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Rouse Company

The Rouse Company Building

10275 Little Patuxent Parkway

Columbia, Maryland 21044

THE ROUSE COMPANY SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Independent Auditors’ Report

The Trustee

The Rouse Company Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Rouse Company Savings Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Baltimore, Maryland

June 13, 2003

THE ROUSE COMPANY SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Cash	$—	12,752

Investments	77,124,277	77,585,494

Contributions receivable from:

The Rouse Company	—	15,633
Participants	—	44,160

	—	59,793

Net assets available for benefits	$77,124,277	77,658,039

See accompanying notes to financial statements.

THE ROUSE COMPANY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Investment income:
Dividends and interest	$1,951,217	2,775,097
Net depreciation in fair values of investments	(6,029,161)	(457,023)
Interest on participant loans	179,347	221,595

Total investment income (loss)	(3,898,597)	2,539,669

Contributions from The Rouse Company	2,535,886	1,509,093
Contributions from participants	6,795,208	4,859,819
Distributions to participants	(5,712,850)	(6,553,435)
Participant loans repaid as part of termination distributions	(253,409)	(687,371)

Increase (decrease) in net assets available for benefits	(533,762)	1,667,775
Net assets available for benefits:
Beginning of year	77,658,039	75,990,264

End of year	$77,124,277	77,658,039

See accompanying notes to financial statements.

THE ROUSE COMPANY SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                  Summary of Significant Accounting Policies

(a)          Basis of presentation

The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)         Investments

Investments in the common stock and quarterly income preferred securities of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices.  The investments in the common trust funds are carried at fair value as reported by the trustee based on the fair values of the underlying investments in the common trust funds. Loans to participants are carried at cost, which approximates fair value.  Security transactions are recognized on a trade date basis.  Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

(c)          Administrative expenses

The Company pays all administrative expenses incurred on behalf of the Plan.  Terminated participants who have left their account balances in the Plan are required to pay an administrative fee to T. Rowe Price relating to their accounts.  Participants requesting loans from the Plan are required to pay an administrative fee to T. Rowe Price for the processing of such loans.

(d)         Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted  in the United States of America requires the Plan’s management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period.  Actual results could differ from those estimates.

(2)                                  General Description of the Plan

The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan and was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies.  Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants.  Employees may also make supplemental after-tax contributions to the Plan, as defined.  Prior to January 1, 2002, participants could elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19%, subject to an annual limitation.  Aggregate basic and supplemental after-tax contributions could not exceed 19% of compensation, as defined.  Effective January 1, 2002, participants may elect to reduce their compensation, as defined, by amounts ranging from 1% to 25%, subject to an annual limitation.  Aggregate basic and supplemental after-tax contributions may not exceed 25% of compensation, as defined. Supplemental after-tax contributions are not pursuant to salary reduction agreements.  Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants’ contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan.  Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations defined in the Plan.

Prior to January 1, 2002, matching contributions were made by the Company to each participant’s account in an amount equal to $1.00 for every $2.00 of a participant’s basic contribution up to 6% of such participant’s base salary.  Effective January 1, 2002, matching contributions are made by the Company to each participant’s account equal to $1.00 for every $1.00 of a participant’s basic contribution up to 3% of such participant’s base salary, then $1.00 for every $2.00 of a participant’s basic contribution for the next 2% of such participant’s base salary.  Participants may direct the Company’s matching contributions to any of the investment programs offered under the Plan.  In addition, the Company may make additional contributions to the Plan under certain circumstances.  Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.  Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company.  Prior to January 1, 2002, participants who joined the Plan on or after January 1, 1989 were required to complete two years of service, as defined in the Plan, to become fully vested in the Company’s contributions.  Effective January 1, 2002, participants obtain an immediate and fully vested interest in all contributions made by the Company.  Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.  Accumulated forfeitures were $5,345 and $100,586 at December 31, 2002 and 2001, respectively.  In 2002, accumulated forfeitures of $75,000 were applied to reduce employer contributions.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant.  In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2.  Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan.  Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances.  Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan.  Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and are typically repaid to the Plan over a period not to exceed five years.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.  In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.

Effective January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

(3)                                  Investments

Investments that represent 5% or more of the Plan’s assets, are summarized as follows at December 31:

	2002	2001

The Rouse Company - common stock	$22,024,993	$21,339,094
T. Rowe Price mutual funds:
New America Growth Fund	3,359,397	4,507,781
New Horizons Fund	6,441,685	8,775,957
Small Cap Value Fund	4,853,840	3,499,145
Spectrum Growth Fund	4,467,775	5,628,550
Summit Cash Reserves	7,023,422	3,466,405
T. Rowe Price common trust funds:
TRP Stable Value Fund	9,384,168	7,655,585
Equity Index Trust	5,670,958	6,876,497

Net depreciation in fair values of investments is summarized as follows for the years ended December 31:

	2002	2001

The Rouse Company:
Common stock	$1,697,017	2,830,727
Quarterly income preferred securities	2,383	29,820
Mutual funds	(6,385,601)	(2,799,123)

Common Trust Funds	(1,342,960)	(518,447)

	$(6,029,161)	(457,023)

(4)                                  Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt.  The Plan’s management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

THE ROUSE COMPANY SAVINGS PLAN

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Number of Shares	Current value

*The Rouse Company:
Common stock	694,795	$22,024,993

*T. Rowe Price Mutual Funds:
Blue Chip Growth Fund	4,520	99,214
Mid-Cap Growth Fund	2,550	79,140
Mid-Cap Value Fund	3,166	47,489
Equity Income Fund	144,951	2,868,580
International Stock Fund	274,778	2,440,032
New America Growth Fund	152,285	3,359,397
New Horizons Fund	387,820	6,441,685
Small Cap Value Fund	221,232	4,853,840
Spectrum Growth Fund	401,417	4,467,775
Summit Cash Reserves	7,023,422	7,023,422

Ariel Growth Fund	64,607	2,276,747
Morgan Stanley International Equity Fund	3,868	56,245

*T. Rowe Price Common Trust Funds:
TRP Stable Value Fund	9,384,168	9,384,168
Bond Index Trust	178,617	3,615,207
Equity Index Trust	236,093	5,670,958

Total investments		74,708,892

Participant loans		2,415,385

		$77,124,277

*Denotes party in – interest

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROUSE COMPANY SAVINGS PLAN

Date:	June 30, 2003	By	/s/ Kathleen M. Hart
Kathleen M. Hart, Administrator

and

Date:	June 30, 2003	By	/s/ Patricia H. Dayton
Patricia H. Dayton, Trustee

EXHIBITS

(a)          Exhibits

23	Consent of Independent Auditors

99 (1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Executive Officer

99 (2)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer